APPROVAL OF AMENDMENT TO FIDELITY BOND

RESOLVED, that the appropriate officers of the Trust are authorized and directed to amend the Trust's joint fidelity bond to update the current series of the Trust; and it is

RESOLVED FURTHER, that the Secretary or any Assistant Secretary of the Trust is directed to make the filings and give the notices required by Rule 17g-1 under the Investment Company Act of 1940; and it is

RESOLVED FURTHER, that the proper officers of the Trust be, and each of them is, authorized to execute such documents and to take such further actions in the name of the Trust and on its behalf as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER
Investment Managers Series Trust		**07873118B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 18, 2019	**December 31, 2018 to December 31, 2019**	**/S/ Maggie Sullivan**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

- o AXS Alternative Growth Fund
- o AXS Aspect Core Diversified Strategy Fund
- o AXS Chesapeake Strategy Fund
- o AXS IPM Systematic Macro Fund
- o AXS Managed Futures Strategy Fund
- o AXS Multi-Strategy Alternatives Fund, each a series fund consisting of:
Investment Managers Series Trust II

AXS IPM Systematic Macro LLC (wholly-owned entity)

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED	BOND NUMBER
Investment Managers Series Trust	**07873118B**

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
See below	**December 31, 2018 to December 31, 2019**	**/S/ Maggie Sullivan**

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o WV Concentrated Equities Fund, a series fund of: Investment Managers Series Trust II	July 18, 2019
o Palmer Square Strategic Credit Fund, a series fund of: Investment Managers Series Trust	July 22, 2019
o Advisory Research MLP & Equity Fund, a series fund of: Investment Managers Series Trust	August 26, 2019

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.